Filed by Exelis Inc.

Commission File No. 001-35228

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Exelis Inc.

Commission File No. 001-35228

February 27, 2015

To All Exelis Employees,

This morning, we released our full-year financial results for 2014. In light of the pending transaction with Harris Corporation, we are not conducting an investor webcast in conjunction with this announcement. However, as usual, we have posted our full financial results at http://investors.exelisinc.com.

Over the past year, we achieved a major milestone with the successful spin-off of Vectrus, realized year-over-year increases in C4ISR segment revenue and continued to earn new business in each of the strategic growth platforms, as well as from commercial and international customers. All of this contributes to a bright future, and enabled us to meet our post-spin financial projections for revenue and profitability in 2014.

For the year, the majority of our financial results were in line with expectations. On a continuing operations basis, we generated $3.3 billion in revenues, and reported $408 million in adjusted operating income. Our book-to-bill ratio for the year, a key measure of new business success, was just over one-to-one and we ended the year with a stable funded backlog of $2.8 billion. We also delivered $114 million in free cash flow in 2014, repurchased $112 million of our common stock and we continue to pay a solid dividend to our shareholders, reflecting a payout ratio of 35 percent, on a continuing basis.

Our $3.3 billion in funded orders in 2014 represents a strong pipeline of organic opportunities with new and existing customers, both domestic and international.

•	More than $250 million in orders from NASA and a Japanese customer for satellite payloads that will monitor climate conditions and improve weather forecasting.

•	Nearly $200 million in contracts for airborne electronic warfare equipment from the U.S. Navy, Turkey, Pakistan and other international customers, as well as electronic support measures technologies that will provide Swedish submarines with situational awareness, self-protection and surveillance capabilities.

•	More than $200 million in orders, primarily from international customers, for our battle-tested, world-class night vision and networked communications equipment.

•	Continued expansion of our composite aerostructures business with key customers, including Airbus, Lockheed Martin and Boeing.

•	A partnership with Iridium Communications to advance the U.S. Department of Defense’s critical satellite communications network with secure and reliable communications services to users in the defense and intelligence community operating anywhere on Earth.

The Vectrus spin-off was a huge undertaking that we completed with speed and precision. In just over nine months, from December 2013 to September 2014, we spun off our former Mission Systems business, which accounted for approximately one-quarter of our revenues, and more than 7,000 employees. Vectrus is now an independent, public company and a world-class provider of network communications services, logistics and supply chain management. The acquisition of Celestech and Barco Orthogon in the past year added to our data analytics and airport airside operations capabilities, while also opening channels to new international customers.

Finally, we continue to move toward the completion of the merger agreement with Harris Corporation that was signed February 5th. I truly believe that joining with Harris is an excellent opportunity for our combined companies and employees to deliver greater, lasting value and capabilities. The next major milestone in this process will be the filing of the draft SEC Form S-4, which will provide more details about the proposed transaction. We expect this filing to occur within the next week or so, and you will be able to find a link to it, along with all of the most up-to-date information on the transaction at https://one.exelisinc.com/transition.

Since we separated from ITT Corporation in 2011, we’ve built an organization that has earned the respect of our customers, shareholders and employees. Each of us can be proud that we had a part in creating a company that creates value for its shareholders, performs on key programs, values its employees and families, and believes in being a good corporate citizen – both environmentally and in our communities.

Thank you all for your innovation, hard work and dedication in 2014.

Sincerely,

David F. Melcher

Chief Executive Officer and President

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to Exelis Inc. and Harris Corporation, the management of either such company or the proposed transaction between Exelis and Harris, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Exelis and Harris undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; restrictions imposed by outstanding indebtedness and indebtedness incurred in connection with the transactions; worldwide and regional economic, business, and political conditions; changes in customer demand and requirements; business cycles and other industry conditions; the timing of new services or facilities; ability to compete with others in the industries in which Exelis and Harris operate; effects of compliance with laws; fluctuations in the value of currencies in major areas where operations are located; matters relating to operating facilities; effect and costs of claims (known or unknown) relating to litigation and environmental remediation; ability to develop and further enhance technology and proprietary know-how; ability to attract and retain key personnel; escalation in the cost of providing employee health care; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the merger; the failure to obtain approval of the merger by the shareholders of Exelis and the failure to satisfy various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Exelis’s and Harris’s respective reports filed with the SEC, including Exelis’ annual report on Form 10-K for the year ended December 31, 2014, and Harris’ annual report on Form 10-K for the year ended June 27, 2014 and quarterly reports on Form 10-Q for the quarters ended September 26, 2014, and January 2, 2015, in each case, as such reports may have been amended. This document speaks only as of its date, and Exelis and Harris each disclaims any duty to update the information herein.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. EXELIS SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final proxy statement/prospectus will be mailed to shareholders of Exelis. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Harris at its web site, www.harris.com, or from Exelis at its web site, www.exelisinc.com, or 1650 Tysons Blvd. Suite 1700, McLean, VA 22102, attention: Corporate Secretary.

Participants In Solicitation

Exelis and Harris and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning Exelis participants is set forth in the proxy statement, dated March 26, 2014, for the Exelis 2014 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Harris’s participants is set forth in the proxy statement, dated September 9, 2014, for Harris’s 2014 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Exelis and Harris in the solicitation of proxies in respect of the proposed merger will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.